Vincent J. McGill                                                    Direct Dial
Partner                                                             212-561-3604

                               September 19, 2008

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 3720

      Re:   China Ivy School, Inc.
            Item 4.02 Form 8-K
            Filed: September 12, 2008
            File No. 0-50240

Ladies and Gentlemen:

On behalf of China Ivy School, Inc. (the "Company"), we are writing in response to the Comment Letter from the Commission's Division of Corporate Finance ( Robert Littlepage, Accountant Branch Chief) regarding the above-referenced filing. The Company is filing herewith an amended Form 8-K (the "8-K/A") which incorporates certain of the Company's responses to the Staff's comments. For ease of reference, each of the comments of the Staff is set forth below, together with the related response.

1.    Please amend your filing to:

      o disclose when you concluded that your financial statements should no longer be relied on; and

      o disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously completed interim review.

As provided in its 8-K/A, the company concluded its financial statements should no longer be relied upon as of August 19, 2008. The company was advised in the week of August 8th that if a restatement was required, this would have to be disclosed immediately.

2. Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the three months ended March 31, 2008 in your Form 10-Q for the quarter ended March 31, 2008 should no longer be relied upon.

The 8-K/A, filed herewith, discloses that the Company's consolidated assets have been reduced by $21,356,197, its liabilities have been reduced by $15,437,025, and stockholders' equity has been reduced by $5,919,154. Additionally, net income is reduced by $5,793,558. All of these disclosures are discussed at greater length in the Form 10-Q/A for the quarter ended March 31, 2008, which the Company anticipates it will file with the Commission no later than September 22, 2008.

3. Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding disclosure controls and procedures under Items 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you should disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of disclosure controls and procedures.

Our certifying officers have examined the Company's prior disclosures regarding disclosure controls and procedures and concluded that their previous conclusions regarding the accuracy of disclosures up to and including the Company's filing on Form 10-K covering fiscal 2007 were correct; the errors in question related to the sale-leaseback of real property transaction at March 12, 2008 here had not yet occurred, and the certifying officers believe that material events involving the Company were otherwise properly reported. However, after discovery of the errors corrected in the March 31, 2008 Form 10Q/A, the Company's certifying officers have reevaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008 and, based on such evaluation, our certifying officers have concluded that these controls and procedures were not effective as of such date. The Company intends to take steps to improve its disclosure controls and procedures, including the engagement of an American certified public accountant experienced in SEC reporting matters and conversant in both English and Chinese.

4. We note that you intend to file restated financial statements. Please tell us how, and when you will file them.

The Company will file restated financial statements within Amendment No. 1 to its Form 10-Q for the period ended March 31, 2008, no later than September 22, 2008.

Please contact the undersigned with any further questions related to the foregoing.

                                                Sincerely,


                                                /s/ Vincent J. McGill

                                                Vincent J. McGill

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